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08004815

August 28, 2008

OMV plans to set up a gas-fired power plant in Turkey

SUPPL

082-03209

- **OMV Gas & Power strengthens power business activities**
- **Entry into strongly growing Turkish power market via investment in a gas-fired power plant in Samsun**

OMV, Central Europe's leading oil and gas company, strengthens its power generation activities using natural gas. After the kick off for the set up of a 860 MW gas-fired power plant at the Petrom refinery in Petrobrazi (Romania) and the planning of a gas-fired power plant in Haiming (Germany), OMV has taken a further step towards the forward integration of the gas value chain into power generation: OMV Power International, a wholly owned subsidiary of OMV Gas & Power GmbH, signed a share purchase agreement to acquire 60% of the Turkish Borasco Elektrik Üretim Sanayi ve Ticaret A.S.

Borasco Elektrik, dealing with the production and trading of electricity, will set up a 890 MW gas-fired power plant in Samsun at the Turkish Black Sea Coast and will sell the produced electricity on the Turkish market. The location beside the Blue Stream gas pipeline terminal is an essential factor for a safe gas supply. The agreement was approved by the Turkish regulator EMRA on July 30, 2008 as well as by the EU competition authority on August 19, 2008. The power plant construction is expected to begin this year, the start-up shall take place late 2010. The amount of money invested is estimated at approximately EUR 500 mn.

Werner Auli, OMV Executive Board member responsible for Gas and Power said: "The entry into the Turkish market is another important step in terms of the use of natural gas for power generation in addition to the projects in Romania and Germany. The Turkish electricity market has a strong growth rate of around 10% per year. New power plants are urgently required in order to cover the high demand. This project will help ensure the supply security in Turkey." Modern gas-fired power plants with low emissions and high efficiency are becoming more and more important from an environmental point of view.

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